UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nuburu, Inc.

(Full Name of Registrant)

Tailwind Acquisition Corp.

(Former Name if Applicable)

44 Cook Street, Suite 100

(Address of Principal Executive Office (Street and Number))

Denver, CO 80206

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nuburu, Inc. (the “Company”) has determined that it will not be able to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 (the “Q1 2026 Form 10-Q”) within the prescribed time period for such filing without unreasonable effort or expense.

As previously reported by the Company, during the quarter ended March 31, 2026, the Company consummated, among others: (1) the acquisition of all the ownership interests of Lyocon S.r.l. an Italian company; (2) the acquisition of a controlling interest in Orbit S.r.l., an Italian company; (3) the acquisition of an initial 2.9% interest in Tekne S.p.A (“Tekne”), an Italian company, the provision of a €16,692,000 convertible receivable facility to Tekne, which would represent a 32.1% interest in Tekne, and agreements to acquire another 35% interest in Tekne; (4) the acquisition of 295,000 shares of Heckler & Koch AG, which was purchased in exchange for a subordinated convertible note issued to Brick Lane Capital Management Limited; (5) the completion of a contractual joint venture with Maddox Defense Incorporated; (6) an agreement to subscribe and pay for bonds issued by Supply@ME Stock Company 3 S.r.l. in the nominal value of €5,250,000; (7) a best efforts public offering of an aggregate of (i) 11,699,226 shares of common stock of the Company (“Common Stock”), (ii) pre-funded warrants to purchase up to 10,162,680 shares of Common Stock, and (iii) warrants to purchase up to 32,792,859 shares of Common Stock; and (8) the issuance of pre-funded warrants to Indigo Capital LLC (“Indigo”) in exchange for the transfer of 844,938 shares of the Company’s Series A Preferred Stock held by Indigo (collectively, the “Transactions”).

The consummation and complexity of the Transactions and the integration of the businesses acquired required significant resources by the Company and/or its independent registered accounting firm, which has impacted the Company’s ability to compile and prepare all the information necessary for its auditors to timely complete their review of the Q1 2026 Form 10-Q.

The Company expects to file the Q1 2026 Form 10-Q within the 5-calendar day extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alessandro Zamboni	N/A	(303) 780-7389
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒  Yes ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒  Yes ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the quarter ended March 31, 2026 will be significantly impacted by the Transactions, resulting in significant positive changes in its results of operations from the quarter ended March 31, 2025. The Q1 2026 Form 10-Q will reflect the Transactions, while the prior period does not. Given the complexity of the Transactions and the Company’s limited staff, the Company is not able to provide an accurate estimate of results at this time, but intends to file its report within the 5-calendar day extension period.

Nuburu, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 18, 2026	By	/s/ Alessandro Zamboni
Alessandro Zamboni
Executive Chairman and Co-Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).